328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710
News Release	No. 09-175 June 16, 2009

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PLATINUM GROUP ANNOUNCES CLOSING

FOR $35 MILLION

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group” or the “Company”) announces that it has closed its previously announced public offering of units (the "Offering"). Pursuant to the Offering, the Company issued 24,999,300 units ("Units") at a price of $1.40 per Unit and a further 37,500 warrants (as described below) at a price of $0.08 per warrant for aggregate gross proceeds of $35,002,020, including amounts exercised under the Over-Allotment Option. Each Unit consists of one common share (a "Common Share") in the capital of Platinum Group and one-half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to acquire one additional Common Share, at a price of $1.75 per Common Share, for a period of 18 months from the closing of this offering until December 16, 2010.  Thomas Weisel Partners Canada Inc. and RBC Capital Markets acted as joint bookrunners and co-lead managers in a syndicate which also included GMP Securities L.P. and Raymond James Ltd. (collectively, the “Underwriters”).

In relation to the Offering the Company granted the Underwriters an option to purchase up to an additional 15% of the Offering to cover over-allotments and for market stabilization purposes, exercisable up until 30 days following closing of the offering. The Underwriters exercised and sold an additional 2,197,000 Units and a further 37,500 warrants under the Over-Allotment Option.

Platinum Group President R. Michael Jones commented “We are very pleased to complete this $35 million financing with the support of our larger shareholders and our strong team of Underwriters. The net proceeds of this financing provides the Company with the means to rapidly advance its Western Bushveld projects through value engineering and implementation preparations and we expect to be making solid progress in the weeks ahead. We continue to advance discussions on several strategic paths and we will now be in a stronger position for these discussions”.

The Company intends to use a significant portion of the net proceeds to pay Anglo Platinum Limited (“Anglo Platinum”) certain amounts due pursuant to the restructuring of the Western Bushveld Joint Venture (“WBJV”) for the equalization of ounces originally contributed by Anglo Platinum to the WBJV, as set out in the Company’s material change report dated December 18, 2008.  The payment to Anglo Platinum is currently estimated to be approximately ZAR202 million (or C$28 million). The final payment amount is subject to: (i) final agreement between Anglo Platinum and the Company and is subject to the ounces with reference to the independent calculations in the Technical Report (Feasibility Study) WBJV Project , dated July 7, 2008; and (ii) certain adjustment with respect to United States dollar, South African Rand and Canadian dollar exchange rates.

Additional net proceeds from the Offering will also be used to complete a review and update of the Feasibility Study on the WBJV with current costs and value engineering work. The Company will also complete detailed implementation preparations including working with the key contractors and the potential suppliers of the initial underground development, water and power, and for drilling for potential upgrades to the resources in the Project 3 area of the WBJV. A revised and potential expanded mine plan will also be considered with all of this input. The remainder of the net proceeds will be used for general working capital.

The Units were sold publicly in British Columbia, Alberta and Ontario and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.  The securities underlying the Units have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa. Exploration activity includes a joint venture with JOGMEC the Japanese state company.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

Chief Executive Officer and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.